UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 69168 / March 19, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15186

In the Matter of	:	
	:	
LAW ENFORCEMENT ASSOCIATES CORP.,	:	
MATRIXX RESOURCE HOLDINGS, INC.,	:	ORDER MAKING FINDINGS AND
MORTGAGE ASSISTANCE CENTER CORP.,	:	REVOKING REGISTRATIONS
MVP NETWORK, INC.,	:	BY DEFAULT
SINO SHIPPING HOLDINGS, INC.,	:	
SONNEN CORP.,	:	
SUPERIOR OIL & GAS CO.,	:	
TEKOIL & GAS CORP.,	:	
TREND MINING CO., and	:	
UNICO, INC.	:	

SUMMARY

        This Order revokes the registrations of the registered securities of Law Enforcement Associates Corp. and Sino Shipping Holdings, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on January 25, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly

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[1] The proceeding has ended as to Superior Oil & Gas Co., Unico, Inc., Matrixx Resource Holdings, Inc., Mortgage Assistance Center Corp., MVP Network, Inc., Tekoil & Gas Corp., and Trend Mining Co. Law Enforcement Assocs. Corp., Exchange Act Release Nos. 68858, 68859 (Feb. 7, 2013); 69050 (Mar. 6, 2013); 69048 (A.L.J. Mar. 6, 2013). Sonnen Corp. remains in the proceeding.

failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by February 8, 2013.[2] To date, neither has filed an Answer to the OIP, due ten days after service.[3] See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 5; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Law Enforcement Associates Corp. (CIK No. 1165921)[4] is a defaulted Nevada corporation located in Raleigh, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $329,000 for the prior three months. On July 27, 2011, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of North Carolina, which was converted to a Chapter 7 proceeding on March 8, 2012, and is still pending. As of January 15, 2013, the company's stock (symbol "LAWEQ") was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sino Shipping Holdings, Inc. (CIK No. 312258), is a void Delaware corporation located in Shanghai, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $304,000 for the prior three months. As of January 15, 2013, the company's stock (symbol "SSHZ") was quoted on OTC Link, had five

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[2] Law Enforcement Associates Corp. was served with the OIP by USPS Express Mail delivery on January 31, 2013, at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii). Sino Shipping Holdings, Inc., a Delaware corporation, was served with the OIP by service on the Delaware Secretary of State on February 1, 2013, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321.

[3] On February 19, 2013, Stephen L. Beaman, Bankruptcy Trustee, filed a Notice of Bankruptcy. The Notice of Bankruptcy did not include an Answer to the OIP. It is noted that law enforcement actions are expressly exempt from the automatic stay provisions of the Bankruptcy Code. See 11 U.S.C. § 362(b). Subsections 362(b)(4) and (5) provide exceptions from the stay for Commission enforcement actions and other exercises of police or regulatory power by governmental units.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Law Enforcement Associates Corp. is REVOKED; and

the REGISTRATION of the registered securities of Sino Shipping Holdings, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge